UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sara Creek Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80310R 107
(CUSIP Number)

326 Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80310R 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Darren Vladimir Katic I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,564,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,564,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,097,365(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7894%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	The number of shares beneficially owned includes 532,455 shares that Darren Katic may acquire upon the exercise of certain warrants that are currently exercisable in full.
(2)
The number of outstanding shares for purposes of this calculation consists of: (i) 25,961,983 shares of common stock issued and outstanding as of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2013, (ii) 3,000,000 shares of common stock issued on January 1, 2014 in connection with the exercise of the “Hawker Option,” as described in the Issuer’s Current Report on Form 8-K filed January 7, 2014, (iii) 3,600,000 shares of common stock issued on January 10, 2014 through a private placement, as described in the Issuer’s Current Report on Form 8-K filed January 16, 2014, (iv) 2,000,000 shares of common stock issued on January 8, 2014, as described in the Issuer’s Current Report on Form 8-K filed July 23, 2013, (v) 1,175,000 shares of common stock issued on January 31, 2014 through a private placement, as described in the Issuer’s Current Report on Form 8-K filed February 6, 2014, (vi) 3,649,720 shares of common stock issued on April 9, 2014 in connection with the private placement that brings about the filing of this Amendment No. 4 to Schedule 13D, as described in the Issuer’s Current Report on Form 8-K filed April 10, 2014, and (vii) 532,455 shares of common stock beneficially owned by Darren Katic that he may acquire upon the exercise of certain warrants that are currently exercisable in full.

CUSIP No. 80310R 107	SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sara Creek Gold Corp., a Nevada corporation (the “Issuer”), and amends the Schedule 13D filed on behalf of Darren Katic (“Katic”) on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1 to Schedule 13D, dated November 4, 2013, Amendment No. 2 to Schedule 13D, dated January 14, 2014, Amendment No. 3 dated January 17, 2014 and this Amendment No. 4, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed to amend Item 1, Item 2, Item 3, Item 4, Item 5 and Item 6 of the Schedule 13D as follows:

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is related to shares of Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 326 S. Pacific Coast Highway, Redondo Beach, California 90277.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is filed on behalf of Katic. The business address for Katic is 648 1st Street, Hermosa Beach, California 90254.

Katic serves as President, Chief Executive Officer and Chief Financial Officer of the Issuer and is a member of the board of directors of the Issuer.

Katic has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Katic has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Katic is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

6,000,000 shares of Common Stock were acquired by Katic on October 31, 2013 in consideration for the sale of all of Katic’s membership interest in and to SCNRG, LLC, a California limited liability company (“SCNRG”), to the Issuer, pursuant to the terms of that certain Agreement and Plan of Reorganization, dated October 31, 2013 (the “Plan of Reorganization”), between SCNRG, Katic, Gerald Tywoniuk (“Tywoniuk”), Manhattan Holdings LLC, a Delaware limited liability company, and the Issuer.

1,500,000 shares of Common Stock were acquired by Katic on January 1, 2014 in consideration for the sale of all of Katic’s membership interests of Hawker Energy, LLC, a California limited liability company (“Hawker”), to the Issuer, pursuant to the Issuer’s exercise of its option to acquire all of the membership interests of Hawker under the terms of that certain Amended and Restated Option Agreement, dated November 20, 2013 (the “Option Agreement”), by and among the Issuer, Katic, and Charles Moore (“Moore”).

On January 10, 2014, Katic purchased 380,000 “Units” for a purchase price of $38,000 in connection with a private placement conducted by the Issuer (the “Unit Private Placement”), with each Unit compromised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share (the “January Private Placement Warrants”).  As a result of his January 10, 2014 purchase of Units, Katic acquired 380,000 shares of Common Stock and warrants to acquire an additional 190,000 shares of Common Stock.

On April 9, 2014, Katic acquired 684,910 Units in connection with the Unit Private Placement in consideration of cancellation of (A) $29,625 in debt owing to Katic from Hawker and (B) $38,866 in debt owing to Katic from SCNRG.  As a result of his April 9, 2014 purchase of Units, Katic acquired 684,910 shares of Common Stock and warrants to acquire an additional 342,455 shares of Common Stock (the “April Private Placement Warrants” and together with the January Private Placement Warrants, the “Private Placement Warrants”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

Katic acquired beneficial ownership of the shares of Common Stock for investment purposes. Katic from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Katic will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)	Under the terms of the Option Agreement, Katic may in the future be issued an additional 16,500,000 shares of Common Stock of the Issuer at such times and in such amounts as set forth below:

i.
1,000,000 shares of Common Stock shall be issued to Katic upon the Issuer’s or Hawker’s acquisition of California Oil Independents (or certain oil and gas interests held by it located in the Monroe Swell Field, Monterey, California);

ii.	1,000,000 shares of Common Stock shall be issued to Katic upon the Issuer’s or Hawker’s acquisition of a participation in South Coast Oil – Huntington Beach (or the oil and gas interests held by it);

iii.	2,500,000 shares of Common Stock shall be issued to Katic upon the Issuer’s or Hawker’s acquisition of the Midway-Sunset Lease oil and gas interests held by Christian Hall (or affiliates);

CUSIP No. 80310R 107	SCHEDULE 13D

iv.
5,000,000 shares of Common Stock shall be issued to Katic upon the Issuer’s or Hawker’s acquisition of TEG Oil & Gas, Inc. (or certain oil and gas interests held by it located in the Tapia Field, Los Angeles County, California);

v.
3,500,000 shares of Common Stock shall be issued to Katic upon the conveyance to the Issuer or Hawker of certain assets and rights regarding PRC 145.1 Lease held by Rincon Island Limited Partnership or settlement in lieu of such conveyance; and

vi.	3,500,000 shares of Common Stock shall be issued to Katic upon the conveyance to the Issuer or Hawker of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.

Under the terms of that certain Warrant Agreement, dated December 27, 2013 (the “Warrant Agreement”), by and among Katic, Moore and Tywoniuk, Katic granted Tywoniuk warrants (the “Hawker Warrants”) to purchase 5.0% of the shares of Common Stock issued to Katic in connection with the Issuer’s exercise of its option under the Option Agreement, as set forth in Item 3, above, and such shares of Common Stock as may subsequently be issued to Katic upon the occurrence of each of the events described in roman numerals i.-v. immediately preceding this paragraph, each such Hawker Warrant to be immediately exercisable in full for a period of five (5) years from the date of each issuance of shares of Common Stock to Katic by the Issuer pursuant to the terms of the Option Agreement.  The Hawker Warrants were granted in consideration of certain professional services provided by Tywoniuk to the Issuer.

As a result of the Warrant Agreement, Katic may dispose of up to 725,000 shares of Common Stock of the Issuer to Tywoniuk upon the occurrence of those events listed in roman numerals i.-v. above, and in the event that Tywoniuk exercises any corresponding Hawker Warrants.

As a result of his acquisitions of Units in the Unit Private Placement, Katic is the beneficial owner of 190,000 shares of Common Stock that he may acquire upon exercise of his January Private Placement Warrants and 342,455 shares of Common Stock that he may acquire upon exercise of his April Private Placement Warrants. The January Private Placement Warrants are exercisable in full for a period of five (5) years from January 10, 2014, and the April Private Placement Warrants are exercisable in full for a period of five (5) years from April 9, 2014.

(b)	Not Applicable

(c)	Not Applicable

(d)	Katic was appointed as a director of the Issuer upon the closing of the Issuer’s acquisition of SCNRG .

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

CUSIP No. 80310R 107	SCHEDULE 13D

Katic reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of April 9, 2014, Katic was the beneficial owner of 9,097,365 shares of Common Stock, which represents approximately 22.7894% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on (i) 25,961,983 shares of Common Stock issued and outstanding as of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2013, (ii) 3,000,000 shares of Common Stock issued on January 1, 2014 in connection with the exercise of the “Hawker Option,” as described in the Issuer’s Current Report on Form 8-K filed January 7, 2014, (iii) 3,600,000 shares of Common Stock issued on January 10, 2014 through a private placement, as described in the Issuer’s Current Report on Form 8-K filed January 16, 2014, (iv) 2,000,000 shares of Common Stock issued on January 8, 2014, as described in the Issuer’s Current Report on Form 8-K filed July 23, 2013, (v) 1,175,000 shares of Common Stock issued on January 31, 2014 through a private placement, as described in the Issuer’s Current Report on Form 8-K filed February 6, 2014, (vi) 3,649,720 shares of Common Stock issued on April 9, 2014 in connection with the private placement that brings about the filing of this Amendment No. 4 to Schedule 13D, as described in the Issuer’s Current Report on Form 8-K filed April 10, 2014, and (vii) 532,455 shares of Common Stock beneficially owned by Darren Katic that he may acquire upon the exercise of Private Placement Warrants that are currently exercisable in full.

See above, Item 4, with regard to the additional shares of Common Stock that Katic may be entitled to pursuant to the terms of the Option Agreement and the exercise of Private Placement Warrants.  As of the date hereof, Katic has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization, the Option Agreement, and the Unit Private Placement.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power

Darren Vladimir Katic	0	8,564,910	0	8,564,910

(c)           Not applicable.

(d)           See above, Item 4, with regard to the additional shares of Common Stock that Katic may be entitled to pursuant to the terms of the Option Agreement and the exercise of Private Placement Warrants.  As of the date hereof, Katic has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization, the Option Agreement, and the Unit Private Placement.

(e)           Not applicable.

CUSIP No. 80310R 107	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Katic is a party to the Option Agreement, pursuant to which Katic may be issued up to an additional 16,500,000 shares of Common Stock of the Issuer, as further described in Item 4(a) above.

Katic is a party to the Warrant Agreement, pursuant to which Katic may dispose of up to 725,000 shares of Common Stock of the Issuer to Tywoniuk, as further described in Item 4(a) above.

Katic may purchase up to an additional 532,455 shares of Common Stock of the Issuer by exercising the Private Placement Warrants, as further described in Item 4(a) above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 80310R 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April __, 2014	/s/ Darren Vladimir Katic
Darren Vladimir Katic, an individual